                                              Filed pursuant to Rule 424 (b) (3)
                                              Registration No. 333-10485


      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                 SUBJECT TO COMPLETION, DATED JANUARY 20, 1998

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 9, 1998

                                6,100,000 SHARES

                                   GPU, INC.

                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)

                            ------------------------

     The last reported sale price of the Common Stock, which is quoted under the symbol "GPU", on the New York Stock Exchange on January 16, 1998 was $40 per share.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                         INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                         OFFERING PRICE       DISCOUNT(1)          COMPANY(2)
                                        ----------------    ----------------    ----------------
Per Share.............................         $                   $                   $
Total(3)..............................         $                   $                   $

---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $          payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 900,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York on
or about February   , 1998, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.
                       MERRILL LYNCH & CO.
                                            MORGAN STANLEY DEAN WITTER
                            ------------------------

          The date of this Prospectus Supplement is February   , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              RECENT DEVELOPMENTS

ELECTRIC UTILITY INDUSTRY RESTRUCTURING

     New Jersey. In April 1997, the New Jersey Board of Public Utilities ("NJBPU"), issued its final Findings and Recommendations for Restructuring the Electric Power Industry in New Jersey and submitted the plan to the Governor and the Legislature for their consideration. The NJBPU's recommendations, implementation of which requires enabling legislation, envision the deregulation of the generation of electricity, with retail customers being permitted to choose their electric suppliers, commencing at 10% of load in October 1998 and expanding to full retail choice by July 2000. Regulated utilities would continue to have an obligation to serve, at market-based rates, customers who do not or cannot choose an alternative supplier. The transmission and distribution of electricity would continue as a regulated monopoly. The NJBPU has also recommended that, in connection with such restructuring, utilities implement near-term rate reductions of from 5% to 10%. Under the NJBPU's proposal, utilities would be afforded an opportunity to recover, through non-bypassable charges to customers, non-mitigable generation-related stranded costs, as well as stranded costs from power purchase agreements with non-utility generators ("NUGs"), subject to attainment of the 5% to 10% rate reduction goal.

     In response to the NJBPU's directive, in July 1997, Jersey Central Power & Light Company ("JCP&L") filed its restructuring proposals which included petitions relating to stranded cost recovery, unbundling of rates and restructuring. The stranded cost petition seeks to recover approximately $1.65 billion, of which approximately $1.5 billion is for above-market NUG contracts. The $1.65 billion excludes above-market generation costs related to the Oyster Creek nuclear generating station, which are proposed to be recovered primarily through a levelized annual payment as part of the delivery charge through 2009. Numerous parties have intervened in these proceedings and are actively contesting various aspects of JCP&L's filings, including the quantification of stranded costs and the applicable rate recovery mechanisms, as well as the extent to which costs should be allocated to the distribution function in the rate unbundling process. Principal stranded cost issues include recovery of plant capital additions since JCP&L's last base rate case in 1992, projections of future electricity prices on which the calculations are based, and the appropriateness of earning a return on stranded investment. Discovery, evidentiary hearings and related proceedings are continuing. Administrative Law Judge recommended decisions concerning stranded costs and rate unbundling are scheduled to be issued in May 1998 and a final NJBPU decision is expected in time for retail access to commence as scheduled in October 1998. There can be no assurance as to the outcome of these proceedings.

     Pennsylvania. In 1996, Pennsylvania adopted comprehensive legislation which provides for the restructuring of the electric utility industry. Under the legislation, the generation of electricity would be deregulated with one-third of retail customers permitted to choose their electric suppliers commencing January 1, 1999, two-thirds permitted to choose by January 1, 2000 and all retail customers permitted to choose by January 1, 2001. Regulated utilities would continue to have an obligation to serve customers who do not or cannot choose an alternative supplier. The transmission and distribution of electricity would continue as a regulated monopoly. The legislation gives utilities the opportunity to recover, through non-bypassable charges to customers, prudently incurred stranded costs, subject to certain conditions, including the demonstration of appropriate mitigation efforts. It also provides that rates for transmission and distribution of electricity are generally capped for 4 1/2 years and generation rates for customers who do not choose an alternative supplier are generally capped for up to nine years.

     Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec") filed their proposed restructuring plans in June 1997, which, among other things, requested recovery of $1.4 billion and $1.3 billion, respectively, of stranded costs and provided for unbundling of rates. Numerous parties have intervened in these proceedings and are actively contesting various aspects of the filings, including the quantification of stranded costs and the fixing of the level of the so-called "generation credit" for customers who choose alternative suppliers. Discovery, eviden-tiary hearings and related proceedings are continuing. Decisions from the Pennsylvania Public Utility Commission are expected by June 30, 1998. There can be no assurance as to the outcome of these proceedings.

     Pennsylvania utilities were also required to implement retail access pilot programs, with Met-Ed's and Penelec's pilots having commenced on November 1, 1997, covering 5% of each company's load.

GENERATION DIVESTITURE

     In October 1997, the Company announced that it would begin the process of divesting its fossil and hydroelectric generating facilities. These generating facilities represent approximately 5,300 MW of installed capacity with a net book value of approximately $1.1 billion at September 30, 1997. The Company intends to auction these facilities in a multi-stage process and presently anticipates entering into definitive agreements by the end of 1998. Subject to receipt of the various required regulatory approvals, the Company believes that the sale could be completed by mid-1999.

SALE OF SOLARIS POWER

     In January 1998, the GPU International Group completed the previously announced sale of its 50% interest in Solaris Power to The Australian Gas Light Company for a purchase price of US$135.2 million and a 10.36% interest in Allgas Energy Limited, an Australian gas distribution company, valued at approximately US$9.5 million. The sale resulted in a gain (after taxes) of approximately US$12.6 million. The Company will apply the net cash proceeds from the sale to retire outstanding long-term debt incurred in connection with the Solaris Power and PowerNet acquisitions.

PRICE RANGE OF COMMON STOCK

     The high and low sales prices of the Common Stock based on New York Stock Exchange Composite Transactions as reported in The Wall Street Journal for the fourth quarter of 1997 and the first quarter of 1998 (through January 16, 1998) were $42 3/4 and $35 3/8 and $42 1/8 and $39 15/16, respectively.

1997 RESULTS OF OPERATIONS

     On January 20, 1998, the Company reported earnings for the year ended December 31, 1997 of $335.1 million, or $2.77 per share, as compared to 1996 earnings of $298.4 million, or $2.47 per share. Operating revenues for 1997 were $4,143.4 million as compared to 1996 operating revenues of $3,970.7 million.

     Earnings for 1997 included a previously reported non-recurring charge of $109.3 million, or $0.90 per share, for a windfall profits tax imposed by the Government of the United Kingdom on privatized utilities, including Midlands Electricity plc, in which the Company owns a 50% share. In 1996, the Company took a non-recurring charge of $74.5 million, or $0.62 per share, for the costs related to voluntary enhanced retirement programs.

     The 1997 earnings increase was mainly due to increased earnings from the GPU International Group (including the result of the Company's policy of accruing U.S. income tax on its worldwide operations, which reduced its federal income tax liability by $0.31 per share); reduced operation and maintenance expenses; increased kilowatt-hour sales to domestic utility customers; and the recording of step increases in operating revenues by Met-Ed and Penelec as a result of including their energy cost rates in base rates and the cessation of deferred energy accounting, both effective January 1, 1997. These increases were partially offset by higher depreciation and financing expenses, increased amortizations due to a rate cap on JCP&L's earnings and the absence, in 1997, of gains associated with the 1996 reacquisition of preferred stock.

     The Company also reported earnings for the quarter ended December 31, 1997 of $92.9 million, or $0.77 per share, as compared to $80.7 million, or $0.67 per share, for the same period in 1996.
                            ------------------------

     For further information, reference is made to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and Current Report on Form 8-K, dated January 20, 1998, which are incorporated herein by reference.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                           NUMBER OF
                                                                           SHARES OF
                                                                            COMMON
                                   UNDERWRITER                               STOCK
        -----------------------------------------------------------------  ---------
        Goldman, Sachs & Co..............................................
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated........................................
        Morgan Stanley & Co. Incorporated................................
                                                                           ---------
                  Total..................................................  6,100,000
                                                                           =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities
dealers at such price less a concession of $     per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 900,000 additional shares of Common Stock solely to cover overallotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 6,100,000 shares of Common Stock offered.

     In connection with this offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in this offering for their account, may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

     From time to time certain of the Underwriters have been retained to provide, and continue to provide, investment banking services to the Company and its affiliates.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

PROSPECTUS

                                7,000,000 SHARES

                                   GPU, INC.

                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)

                            ------------------------

     GPU, Inc. (the "Company") may offer, from time to time, up to 7,000,000 shares (the "Additional Common Stock") of its Common Stock, par value $2.50 per share. The Additional Common Stock may be offered in amounts, at prices and on terms to be determined at the time of the offering, which will be set forth in a Prospectus Supplement relating thereto (a "Prospectus Supplement"). The Common Stock of the Company is, and the Additional Common Stock is expected to be upon notice of issuance, listed on the New York Stock Exchange (Symbol: GPU). On December 10, 1997, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $39 per share.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Additional Common Stock may be sold to or through underwriters, dealers or agents, as designated from time to time, or directly to one or more purchasers. See "Plan of Distribution". The names of any such underwriters, dealers or agents involved in the sale of the Additional Common Stock in respect of which this Prospectus is being delivered, the number of shares of Additional Common Stock to be purchased by or through any such underwriters, dealers or agents and any applicable commissions or discounts, or other terms of the offering, will be set forth in a Prospectus Supplement. The net proceeds to the Company will also be set forth in the Prospectus Supplement.

                The date of this Prospectus is January 9, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE ADDITIONAL COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH ADDITIONAL COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where the Company's Common Stock is listed. The Commission maintains a Web site (http://www.sec.gov) that contains reports and other information filed electronically by the Company with the Commission.
                             ---------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER MAY NOT LAWFULLY BE MADE.
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the 1934 Act are incorporated herein by reference:

     The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997; and

     The Company's Current Reports on Form 8-K dated April 2, April 11, May 7, October 15 and December 12, 1997.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the Additional Common Stock shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                             ---------------------

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED
TO: INVESTOR RELATIONS, GPU, INC., 310 MADISON AVENUE, MORRISTOWN, NEW JERSEY 07962-1957, (973) 455-8204.

                 CERTAIN CONSOLIDATED FINANCIAL INFORMATION (1)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              YEARS ENDED DECEMBER 31,               TWELVE
                                        ------------------------------------      MONTHS ENDED
                                           1994         1995         1996      SEPTEMBER 30, 1997
                                        ----------   ----------   ----------   ------------------
                                                                                  (UNAUDITED)
Income Summary:
Operating Revenues....................  $3,649,516   $3,804,656   $3,918,089       $3,987,604
Net Income............................     163,688      440,135      298,352          322,844
Earnings Per Share....................  $     1.42   $     3.79   $     2.47       $     2.67

                                                                  SEPTEMBER 30, 1997
                                                       -----------------------------------------
                                DECEMBER 31, 1996            ACTUAL             AS ADJUSTED(2)
                                ------------------     ------------------     ------------------
                                  AMOUNT       %         AMOUNT       %         AMOUNT       %
                                ----------   -----     ----------   -----     ----------   -----
                                                                      (UNAUDITED)
Capital Structure:
Long-Term Debt (including
  unamortized net discount)
  (3).........................  $3,345,599    48.4%    $3,262,825    47.0%    $4,848,055    55.3%
Preferred Stock (including
  premium)....................     190,478     2.7        170,478     2.5        170,478     1.9
Subsidiary-Obligated
  Mandatorily Redeemable
  Preferred Securities........     330,000     4.8        330,000     4.8        330,000     3.8
Common Equity(4)..............   3,047,587    44.1      3,173,919    45.7      3,420,078    39.0
                                ----------    ----     ----------    ----     ----------    ----
     Total....................  $6,913,664   100.0%    $6,937,222   100.0%    $8,768,611   100.0%
                                ==========    ====     ==========    ====     ==========    ====

---------------
(1) This information should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(2) Reflects the issuance of long-term debt associated with the acquisition of PowerNet Victoria ("PowerNet") in November 1997, the sale of the Additional Common Stock offered hereby and the application of the net proceeds thereof to repay a portion of the indebtedness incurred to acquire PowerNet and the Company's 50% ownership interest in Midlands Electricity plc ("Midlands"). Also reflects the sale of 1,491 shares and 34,933 shares of Common Stock in October and November 1997, respectively, pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan. Does not reflect the impact of the Company's sale of Solaris Power.

(3) Includes obligations due within one year.

(4) The Company has 350,000,000 shares of Common Stock authorized, of which 120,789,828 shares were outstanding at September 30, 1997.

                                  THE COMPANY

     The Company, a Pennsylvania corporation, is a holding company registered under the Public Utility Holding Company Act of 1935 (the "1935 Act"). The Company does not directly operate any utility properties, but owns all of the outstanding common stock of three domestic electric utilities serving customers in New Jersey -- Jersey Central Power & Light Company ("JCP&L") -- and Pennsylvania -- Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"). The business of these subsidiaries (which are known collectively as "GPU Energy") consists predominantly of the generation, transmission, distribution and sale of electricity. The Company also owns all of the common stock of GPU International, Inc., GPU Power, Inc. and GPU Electric, Inc. (collectively, the "GPU International Group"), which develop, own and operate generation, transmission and distribution facilities in the United States and in foreign countries. GPU Service, Inc., a service company; GPU Nuclear, Inc., which operates and maintains the nuclear units of GPU Energy; GPU Generation, Inc., which operates and maintains the GPU Energy fossil-fueled and hydroelectric units; and GPU Advanced Resources, Inc., which engages in energy services, retail energy sales and telecommunication services, are also wholly-owned subsidiaries of the Company. The income of the Company consists predominantly of earnings on the common stock of the GPU Energy companies.

     As a registered holding company, the Company is subject to regulation by the Commission under the 1935 Act. Each GPU Energy company's retail rates, conditions of service and issuance of securities, as well as other matters relating to each GPU Energy company, are subject to regulation in the state in which such GPU Energy company operates -- in New Jersey by the New Jersey Board of Public Utilities and in Pennsylvania by the Pennsylvania Public Utility Commission. The Nuclear Regulatory Commission regulates the construction, ownership and operation of nuclear generating stations. The GPU Energy companies are also subject to wholesale and transmission rate and other regulation by the Federal Energy Regulatory Commission under the Federal Power Act. The GPU International Group is generally exempt from most regulation under the 1935 Act and from federal and state rate regulation; certain of its foreign operations are subject to rate and other regulation.

     The electric generating and transmission facilities of GPU Energy are physically interconnected and are operated as a single integrated and coordinated system serving a population of approximately five million in New Jersey and Pennsylvania. For the year 1996, GPU Energy's revenues were about equally divided between Pennsylvania customers and New Jersey customers. During 1996, residential sales accounted for about 42% of operating revenues from customers and 36% of kilowatt-hour (KWH) sales to customers; commercial sales accounted for about 35% of operating revenues from customers and 33% of KWH sales to customers; industrial sales accounted for about 21% of operating revenues from customers and 28% of KWH sales to customers; and sales to rural electric cooperatives, municipalities, street and highway lighting, and others accounted for about 2% of operating revenues from customers and 3% of KWH sales to customers. GPU Energy also makes interchange and spot market sales of electricity to other utilities.

     Through September 30, 1997, the Company had invested an aggregate of $218 million in the GPU International Group and had also guaranteed up to an additional $842 million of the Group's obligations. In November 1997, the Company invested an additional $50 million and guaranteed an additional $450 million of GPU International Group obligations in connection with the acquisition of PowerNet, which owns and maintains the high voltage transmission system in the State of Victoria, Australia. The PowerNet transmission system serves all of Victoria which has an area of 87,900 square miles and has a population of approximately 4.5 million.

     The GPU International Group has ownership interests in eight operating cogeneration plants in the United States totaling 847 megawatts (MW) (of which the GPU International Group's equity interest represents 308 MW) of capacity and twelve operating generating facilities located in foreign countries totaling 3,662 MW (of which the GPU International Group's equity interest represents 704

MW) of capacity. It also has a 50% ownership interest in Midlands, a regional electricity company, which serves approximately 2.2 million customers in England. Following its acquisition of PowerNet in November 1997 and in order to comply with Victoria's cross-ownership restrictions, in December 1997, the Company tentatively agreed to sell its entire 50% interest in Solaris Power, an Australian distribution system serving customers in and around Melbourne which the Company acquired in 1995. GPU will receive approximately US $141 million and an approximately 10.36% interest in Allgas Energy Limited, an Australian gas distribution company, valued at approximately US $9.9 million. The Company intends to complete the sale in January 1998. The GPU International Group is continuing to pursue investment opportunities and has a number of projects at various stages of development.

     The Company's principal executive office is located at 300 Madison Avenue, Morristown, New Jersey 07962-1911 and its telephone number is (973) 455-8200.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock of the Company is listed on the New York Stock Exchange. The following table shows the range of the high and low sales prices of the Common Stock based on New York Stock Exchange Composite Transactions as reported in The Wall Street Journal and the dividends paid for the period indicated.

                                                                              DIVIDENDS
YEAR                                                        HIGH     LOW      PER SHARE
-----                                                       ----     ----     ---------
1995  First Quarter.....................................    $ 30  5/8 $ 26 1/4   $.45
      Second Quarter....................................      31        28 1/4    .47
      Third Quarter.....................................      31  1/4   28 1/8    .47
      Fourth Quarter....................................      34        30 5/8    .47

1996  First Quarter.....................................    $ 35  1/8 $ 31 1/8   $.47
      Second Quarter....................................      35  1/4   30 1/8    .485
      Third Quarter.....................................      35        30 1/2    .485
      Fourth Quarter....................................      34  3/8   30 3/4    .485

1997  First Quarter.....................................    $ 36  1/8 $ 32       $.485
      Second Quarter....................................      36 7/16   30 3/4    .50
      Third Quarter.....................................      36 9/16   32 3/4    .50
      Fourth Quarter (through December 10, 1997)........      40  1/8   35 3/8    .50

     On December 10, 1997, the closing price of the Common Stock was $39 per share.

     Dividend declaration dates are the first Thursday of April, June, October and December. Dividend payment dates are the last Wednesday of February, May, August and November.

                                USE OF PROCEEDS

     Net proceeds of the sale of the Additional Common Stock will be used by the Company to repay a portion of the bank borrowings incurred by the GPU International Group to acquire its interests in Midlands and PowerNet. The bank borrowings mature in May, 2001 for Midlands and in November, 2002 for PowerNet and bear interest at variable rates, currently 8.0875% and 6.20%, respectively. Net proceeds may also be used by the Company (a) to make cash capital contributions to its subsidiaries, which in turn will apply such funds (i) to repay outstanding indebtedness, (ii) to redeem outstanding senior securities or reacquire such securities in open market transactions, (iii) for construction purposes, (iv) for other corporate purposes or (v) to reimburse their treasuries for funds previously expended therefrom for such purposes, (b) to reimburse the Company's treasury for funds previously expended therefrom for such purposes,
(c) to repay outstanding indebtedness of the Company, and (d) for other Company corporate purposes.

                        DESCRIPTION OF THE COMMON STOCK

     The holders of Common Stock, the only class of authorized capital stock of the Company, are entitled to pro rata dividends when and if declared by the Board of Directors. Each share is entitled to cumulative voting at all elections of directors and to one vote for all other purposes and to share pro rata in the Company's net assets in the event of liquidation.

     The outstanding shares of the Company's Common Stock are, and, upon the issuance thereof and payment therefor, the shares of Additional Common Stock so issued will be, fully paid and non-assessable. The outstanding shares of the Company's Common Stock are listed on the New York Stock Exchange, and it is expected that the Additional Common Stock will be listed on the New York Stock Exchange upon notice of issuance.

     The Company has 350,000,000 authorized shares of Common Stock, par value $2.50 per share. At September 30, 1997, 120,789,828 shares were issued and outstanding. Stockholders have no preemptive rights to subscribe for shares of Common Stock.

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., New York, New York.

                              PLAN OF DISTRIBUTION

     The Company may offer or sell Additional Common Stock to one or more underwriters for public offering and sale by them or directly to one or more purchasers. In addition, the Company may sell the Additional Common Stock to one or more agents for its or their own accounts or for resale. The Company may sell Additional Common Stock as soon as practicable after effectiveness of the Registration Statement provided that favorable market conditions exist. Any such underwriter or agent involved in the offer and sale of the Additional Common Stock will be named in an applicable Prospectus Supplement.

     Underwriters may offer and sell the Additional Common Stock at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of Additional Common Stock, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions. Underwriters may sell Additional Common Stock in block transactions to certain institutions or to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters. Any agent or agents may sell the Additional Common Stock to one or more investors at varying prices related to prevailing market prices at the time of resale, as determined by such agent or agents.

     Any underwriting compensation paid by the Company to underwriters in connection with the offering of Additional Common Stock, any discounts, concessions or commissions allowed by underwriters to participating dealers, any discounts or commissions allowed or paid to any agents and any other terms of the offering will be set forth in an applicable Prospectus Supplement. Underwriters, agents and dealers participating in the distribution of the Additional Common Stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Additional Common Stock may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, agents and dealers may be entitled, under agreement with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, and to reimbursement by the Company for certain expenses.

     In connection with the offering, the underwriters may purchase and sell the Additional Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Additional Common Stock; and short positions created by the underwriters involve the sale by the underwriters of a greater number of shares of Additional Common Stock than they are required to purchase from the Company in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the shares of Additional Common Stock sold in the offering may be reclaimed by the underwriters if such Additional Common Stock is repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares of Additional Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Underwriters, agents and dealers may engage in transactions with, or perform services for, the Company and/or any of its affiliates in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 are incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Berlack, Israels & Liberman LLP, New York, New York and for any underwriters or agents by Winthrop, Stimson, Putnam & Roberts, New York, New York. Berlack, Israels & Liberman LLP and Winthrop, Stimson, Putnam & Roberts may rely on Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania with respect to matters of Pennsylvania law. Members and attorneys of Berlack, Israels & Liberman LLP own an aggregate of 13,433 shares of the Company's Common Stock.

=========================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES, IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                          PAGE
                                          ----
Recent Developments.....................   S-3
Underwriting............................   S-5

PROSPECTUS
Available Information...................     2
Incorporation of Certain Documents By
  Reference.............................     2
Certain Consolidated Financial
  Information...........................     3
The Company.............................     4
Price Range of Common Stock and
  Dividends.............................     5
Use of Proceeds.........................     6
Description of the Common Stock.........     6
Plan of Distribution....................     6
Experts.................................     7
Legal Matters...........................     7

=========================================================
=========================================================
                                6,100,000 SHARES

                                   GPU, INC.

                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)
                               ------------------

                             PROSPECTUS SUPPLEMENT
                               ------------------
                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                      REPRESENTATIVES OF THE UNDERWRITERS
=========================================================